News Releasee Communiqué de Pressee

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Total and Sonatrach Confirm Construction
of a Petrochemical Complex in Arzew, Algeria
Paris, December 4, 2007 — Christophe de Margerie, Chief Executive Officer of Total, and Mohamed Meziane, Chairman and Chief Executive Officer of Sonatrach, today signed a framework agreement to build a petrochemical complex in Arzew, near Oran.
The agreement follows on from the Memorandum of Understanding signed this summer by the two companies to jointly develop a petrochemical complex equipped with an ethane cracker and three product lines. Both parties have conducted feasibility studies, in particular to determine the location of the complex and unit capacity. As a result, technology tenders will be soon issued.
The cracker will have a capacity of 1.4 million metric tons per year, with the feed gas coming from fields in southern Algeria. It will produce 1.1 million metric tons of ethylene per year, which will be processed into polyethylene (two units with a total capacity of 800,000 metric tons per year) and monoethylene glycol (550,000 metric tons per year). The products will be mainly for export, with some also sold in the domestic market.
The investment required is estimated at around $3 billion, with commissioning of the units scheduled within five years.
“Total is delighted with this agreement, which is in line with our strategy of expanding our petrochemical activities based on world-class facilities. It signals our entry into Algeria’s petrochemical industry and strengthens the existing partnership between Total and Sonatrach in oil exploration and production,” said Christophe de Margerie.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com